Huachen AI Parking Management Technology Holding Co., Ltd

June 10, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Re:	Huachen AI Parking Management Technology Holding Co., Ltd
Registration Statement on Form F-3
File No. 333-296529
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Huachen AI Parking Management Technology Holding Co., Ltd hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-3, as amended, so that such Registration Statement will become effective at 5:00 p.m., Eastern Time, on June 12, 2026, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the securities specified in the Registration Statement.

Very truly yours,

Huachen AI Parking Management Technology Holding Co., Ltd

By:	/s/ Bin Lu
Name:	Bin Lu
Title:	Chief Executive Officer